SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

AeroRepublica to Increase Fleet of New Embraer 190 Aircraft

The Colombian Airline Increases Its Firm Orders and Delivery
Commitments to Seven Embraer 190 Aircraft

          PANAMA CITY and BOGOTA, Colombia, Aug. 15 /PRNewswire-FirstCall/ -- AeroRepublica, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), today announced that it has signed a lease agreement with GE Commercial Aviation Services (GECAS) for two EMB-190 aircraft.  With these leased aircraft, scheduled for delivery in 2007, AeroRepublica now has firm orders and delivery commitments for seven aircraft, all of which are EMB-190s.  In addition to these commitments, AeroRepublica has options and purchase rights for 20 additional EMB-190 aircraft through 2011.

          AeroRepublica will be the first airline in the domestic Colombian market to operate the new and efficient 106-seat aircraft.  The modern Embraer 190 incorporates advanced technological features such as “winglets,” efficient and powerful GE CF34 motors and the latest Honeywell Corporation aeronautics equipment.

          The Embraer 190s will be utilized to serve AeroRepublica’s domestic routes more efficiently, as well as in the development of international markets. They will also play an important role in AeroRepublica’s alliance with Copa Airlines in Panama, through the joint expansion of route networks that will provide passengers more destinations and frequencies.

          “The 106-seat Embraer 190 will allow the company to better fit capacity to demand, improve its cost structure and at the same time provide the high level of comfort and dependability that customers require,” said Roberto Junguito, President, AeroRepublica.

          “The incorporation of the new Embraer 190 into AeroRepublica’s fleet is one of the principal initiatives of the airline’s strategic plan,” stated Pedro Heilbron, CEO, Copa Holdings S.A.  “This aircraft is ideal for this market in terms of capacity and efficiency, and is a truly attractive product for the Colombian traveler and for the entire region.”

          About Copa Holdings

          Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers approximately 110 daily scheduled flights to 34 destinations in 20 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia, as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota and Medellin.

          About GECAS

          GE Commercial Aviation Services (GECAS) is the commercial aircraft financing and leasing business of General Electric. GECAS has a fleet of 1,400 owned aircraft it leases to more than 225 airlines in some 70 countries, and it manages nearly 300 aircraft for others. GECAS offers a wide range of aircraft types and financing options, including operating leases and secured debt financing, and it also offers productivity solutions including spare engine leasing, spare parts financing and management and pilot training. GECAS has offices in 21 cities around the world. For more information, visit http://www.gecas.com .

          This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the caption “Risk Factors” and “Special Note About Forward- Looking Statements” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 08/15/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO